UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: February 8, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2017

▪    Revenue was $787.2 million in 4Q17, an increase of 2.3% QoQ from $769.7 million in 3Q17 and a decrease of 3.4% YoY from $814.8 million in 4Q16.

▪    Gross profit was $148.5 million in 4Q17, compared to $177.3 million in 3Q17 and $246.0 million in 4Q16.

▪    Gross margin was 18.9% in 4Q17, compared to 23.0% in 3Q17 and 30.2% in 4Q16.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on February 8, 2018, in relation to its unaudited results for the three months ended December 31, 2017.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – February 8, 2018. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC”, the “Company” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2017.

First Quarter 2018 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

▪	Revenue to increase by 7% to 9% QoQ, including the forecast to recognize the technology licensing revenue estimated at $150 million.
▪	Gross margin to range from 25% to 27%.
▪

Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters, to range from $212 million to $218 million.

▪	Non-controlling interests of our majority-owned subsidiaries to range from positive $15 million to positive $17 million (losses to be borne by non-controlling interests).

Dr. Zhao HaiJun and Dr. Liang Mong Song, SMIC’s Co-Chief Executive Officers commented, “Looking back at 2017, we increased annual revenue 6.4% YoY, in line with the foundry industry growth rate. We also successfully ramped up our 28nm technology portfolio and have seen more than 10% revenue contribution in the fourth quarter of 2017. Meanwhile, we have continued to enrich our technology offerings to diversify our revenue streams; for example, our auto and industrial revenue doubled in 2017 compared to 2016.

SMIC is in transition to align to customers’ fast technology migration in today’s dynamic foundry environment, and we have great opportunities in front of us as the largest and most advanced foundry in China. At the same time, the overall industry dynamic has become more volatile with increased competition and pricing pressure. However, we are confident in our team’s capability to utilize this time to prepare, develop and recalibrate our technology, to create greater value for the future.”

Conference Call / Webcast Announcement

Date: February 9, 2018

Time: 8:30 a.m. Beijing time

Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir_presentations.php or https://edge.media-server.com/m6/p/hnx3rwog.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation ("SMIC"; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a 200mm fab in Shenzhen; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; a 200mm fab in Tianjin and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2018 Guidance”, “CapEx Summary” and the statements contained in the quotes of our Co-Chief Executive Officers are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC's reliance on a small number of customers, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2017, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. This earnings release also includes first quarter 2018 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group's financial measures prepared in accordance with IFRS. The Group's non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group's business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Fourth Quarter 2017 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q17	3Q17	QoQ	4Q16	YoY
Revenue	787,174	769,723	2.3%	814,802	-3.4%
Cost of sales	(638,678)	(592,426)	7.8%	(568,790)	12.3%
Gross profit	148,496	177,297	-16.2%	246,012	-39.6%
Operating expenses	(145,323)	(154,592)	-6.0%	(196,994)	-26.2%
Profit from operations	3,173	22,705	-86.0%	49,018	-93.5%
Other income (expense), net	(6,086)	7,290	-	473	-
(Loss) profit before tax	(2,913)	29,995	-	49,491	-
Income tax benefit	1,217	595	104.5%	8,547	-85.8%
(Loss) profit for the period	(1,696)	30,590	-	58,038	-
Other comprehensive income (loss):
Exchange differences on translating foreign operations	8,458	5,686	48.8%	(11,250)	-
Change in value of available-for-sale financial assets	(67)	(455)	-85.3%	617	-
Cash flow hedges	(595)	5,620	-	(34,912)	-98.3%
Actuarial gains and losses on defined benefit plans	(556)	32	-	1,438	-
Share of other comprehensive income of joint ventures accounted for using equity method(4)	11,755	5,891	99.5%	-	-
Total comprehensive income for the period	17,299	47,364	-63.5%	13,931	24.2%

Profit (loss) for the period attributable to:
SMIC	47,718	25,899	84.2%	104,008	-54.1%
Non-controlling interests	(49,414)	4,691	-	(45,970)	7.5%
(Loss) profit for the period	(1,696)	30,590	-	58,038	-

Gross margin	18.9%	23.0%		30.2%

Earnings per ordinary share(1) Basic	$0.01	$0.01		$0.02
Diluted	$0.01	$0.01		$0.02
Earnings per ADS(2) Basic	$0.05	$0.03		$0.12
Diluted	$0.05	$0.03		$0.11
Wafers shipped (in 8” equivalent wafers)	1,124,821	1,076,039		1,096,011
Capacity utilization(3)	85.8%	83.9%		96.5%

Note:

(1)

Based on weighted average ordinary shares of 4,729million (basic) and 5,159 million (diluted) in 4Q17, 4,651million (basic) and 4,690 million (diluted) in 3Q17, and 4,239 million (basic) and 5,055 million (diluted) in 4Q16. The basic and diluted earnings per share for 4Q16 have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of par value of $0.0004 each consolidated into one consolidated share of par value of $0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”)

(2)	Each ADS represents 5 ordinary shares.
(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.
(4)

The comparative figure of 3Q17 has been revised to conform the current period’s presentation. Such revision reflected the increase of US$5.9 million in the "share of other comprehensive income of joint ventures accounted for using equity method" in the 3Q17 Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income, and both the “reserves” and "investment in joint ventures" in the Condensed Consolidated Statements of Financial Position as of September 30, 2017.

▪	Revenue increased by 2.3% QoQ from $769.7 million in 3Q17 to $787.2 million in 4Q17 mainly due to an increase of wafer shipment in 4Q17.
▪	Cost of sales was $638.7 million in 4Q17, an increase of 7.8% QoQ from $592.4 million in 3Q17.
▪	Gross profit was $148.5 million in 4Q17, a decrease of 16.2% QoQ from $177.3 million in 3Q17.

▪	Gross margin was 18.9% in 4Q17, as compared to 23.0% in 3Q17, primarily due to a product-mix change in 4Q17.
▪	Operating expenses were $145.3 million in 4Q17, a decrease of 6.0% QoQ from $154.6 million in 3Q17, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.
▪	Other income (expense), net was $6.1 million loss in 4Q17, as compared to $7.3 million gain in 3Q17. The change was mainly due to the reasons stated in Other Income (Expense), Net below.
▪

Share of other comprehensive income of joint ventures accounted for using equity method was $11.8 million in 4Q17, compared to $5.9 million in 3Q17. The amount was recognized as the Group’s share of the change in value of available-for-sale financial assets of the joint ventures, which are all unlisted companies invested indirectly through China IC Capital Co., Ltd (a wholly-owned investment fund company of the Company).

▪

Non-controlling Interests were $49.4 million losses in 4Q17, as compared to $4.7 million gains in 3Q17, mainly due to the allocation of the annual advanced technology R&D expenses to Semiconductor Manufacturing North China (Beijing) Corporation (the Company’s majority-owned subsidiary in Beijing) in 4Q17.

Analysis of Revenue

Revenue Analysis
By Application	4Q17	3Q17	4Q16
Computer	6.6%	5.8%	3.9%
Communications	42.5%	45.3%	44.3%
Consumer	37.6%	37.0%	37.4%
Auto/Industrial	8.8%	8.1%	7.0%
Others	4.5%	3.8%	7.4%
By Service Type	4Q17	3Q17	4Q16
Wafers	99.7%	98.4%	96.4%
Mask making, testing, others	0.3%	1.6%	3.6%
By Geography	4Q17	3Q17	4Q16
North America	38.1%	41.9%	33.2%
China(1)	51.3%	45.7%	47.8%
Eurasia(2)	10.6%	12.4%	19.0%
Wafer Revenue Analysis
By Technology	4Q17	3Q17	4Q16
28 nm	11.3%	8.8%	3.5%
40/45 nm	23.6%	20.6%	23.6%
55/65 nm	16.0%	20.2%	19.8%
90 nm	1.8%	1.4%	1.6%
0.11/0.13 µm	6.3%	8.1%	14.8%
0.15/0.18 µm	37.8%	37.8%	34.2%
0.25/0.35 µm	3.2%	3.1%	2.5%

Note:

(1) Including Hong Kong, but excluding Taiwan

(2) Excluding China and Hong Kong

Capacity*

Fab	4Q17	3Q17
Shanghai 200mm Fab	109,000	114,000
Shanghai 300mm Fab	38,250	40,500
Beijing 300mm Fab	103,500	112,500
Tianjin 200mm Fab	50,000	47,000
Shenzhen 200mm Fab	30,000	32,075
Shenzhen 300mm Fab	6,750	-
Majority-Owned Beijing 300mm Fab	65,250	61,875
Majority-Owned Avezzano 200mm Fab	40,000	40,000
Total monthly wafer fabrication capacity	442,750	447,950

Note:

* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

▪	Monthly capacity decreased to 442,750 8-inch equivalent wafers in 4Q17 from 447,950 8-inch equivalent wafers in 3Q17, primarily because of a product-mix change in 4Q17.

Shipment and Utilization

8” equivalent wafers	4Q17	3Q17	QoQ	4Q16	YoY
Wafer shipments	1,124,821	1,076,039	4.5%	1,096,011	2.6%
Utilization rate(1)	85.8%	83.9%	-	96.5%	-

Note:

(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q17	3Q17	QoQ	4Q16	YoY
Cost of sales	638,678	592,426	7.8%	568,790	12.3%
Depreciation	210,385	178,302	18.0%	159,778	31.7%
Other manufacturing costs	427,262	413,089	3.4%	407,870	4.8%
Share-based compensation	1,031	1,035	-0.4%	1,142	-9.7%
Gross profit	148,496	177,297	-16.2%	246,012	-39.6%
Gross margin	18.9%	23.0%	-	30.2%	-

▪	Cost of sales was $638.7 million in 4Q17, an increase of 7.8% QoQ from $592.4 million in 3Q17 mainly due to higher wafer shipments and a product-mix change in 4Q17.
▪	Depreciation within the cost of sales increased by 18.0% to $210.4 million in 4Q17, compared to $178.3 million in 3Q17.
▪	Other manufacturing costs within the cost of sales increased by 3.4% to $427.3 million in 4Q17, compared to $413.1 million in 3Q17.
▪	Gross profit was $148.5 million in 4Q17, a decrease of 16.2% QoQ from $177.3 million in 3Q17.
▪	Gross margin was 18.9% in 4Q17, as compared to 23.0% in 3Q17, primarily due to a product-mix change in 4Q17.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	4Q17	3Q17	QoQ	4Q16	YoY
Operating expenses	145,323	154,592	-6.0%	196,994	-26.2%
Research and development, net	101,300	106,848	-5.2%	118,325	-14.4%
General and administrative	58,201	46,104	26.2%	60,934	-4.5%
Selling and marketing	6,393	9,587	-33.3%	9,087	-29.6%
Other operating (income) loss	(20,571)	(7,947)	158.9%	8,648	-

▪

R&D expenses decreased by $5.5 million QoQ to $101.3 million in 4Q17, compared to $106.8 million in 3Q17. Excluding the funding of R&D contracts from the government, R&D expenses increased by $4.1 million QoQ to $135.1 million in 4Q17. The change was mainly due to higher level of R&D activities in 4Q17. Funding of R&D contracts from the government was $33.8 million in 4Q17, compared to $24.2 million in 3Q17.

▪

General and administrative expenses increased by 26.2% to $58.2 million in 4Q17, compared to $46.1 million in 3Q17. The change was mainly due to an increase in the government tax surcharges, accrued employee bonus and the patent expenses in 4Q17.

▪	The increase in other operating (income) loss was mainly due to the government funding received in 4Q17.

Other Income (Expense), Net

Amounts in US$ thousands	4Q17	3Q17	QoQ	4Q16	YoY
Other income (expense), net	(6,086)	7,290	-	473	-
Interest income	8,297	6,545	26.8%	4,674	77.5%
Finance costs	(9,420)	12,906	-	(9,253)	1.8%
Foreign exchange gains or losses	9,192	(11,685)	-	481	1811.0%
Other gains or losses, net	(11,132)	(1,657)	571.8%	5,984	-
Share of (loss) profit of investment using equity method	(3,023)	1,181	-	(1,413)	113.9%

▪	The change in finance costs was mainly due to the interest subsidies received from the government in 3Q17 and no interest subsidies in 4Q17.

▪

Foreign exchange gains were mainly due to an appreciation of RMB against USD. Foreign monetary assets mainly consist of cash and cash equivalent and trade and other receivables in RMB. Foreign monetary liabilities mainly consist of borrowings, medium-term notes and trade and other payables in RMB.

▪

The change in other gains or losses, net was mainly due to a potential cash compensation accrued at about $12.5 million in 4Q17 that may be incurred depending on the profit of Suzhou Changjiang Electric Xinke Investment Co., Ltd during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by SilTech Semiconductor (Shanghai) Corporation Limited (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd on December 9, 2016.

Depreciation and Amortization

Amounts in US$ thousands	4Q17	3Q17	QoQ	4Q16	YoY
Depreciation and amortization	251,741	243,196	3.5%	215,586	16.8%

Liquidity

Amounts in US$ thousands	4Q17	3Q17
Cash and cash equivalent	1,838,300	1,119,149
Restricted cash	336,043	339,596
Other financial assets – current (1)	683,812	607,258
Trade and other receivables	616,308	609,849
Prepayment and prepaid operating expenses	34,371	37,545
Inventories	622,679	625,283
Assets classified as held-for-sale	37,471	38,942
Total current assets	4,168,984	3,377,622

Current tax liabilities	270	780
Other financial liabilities	744	-
Accrued liabilities	180,912	170,735
Deferred government funding	193,158	178,293
Short-term Borrowings	440,608	437,375
Trade and other payables	1,050,460	1,019,153
Other liabilities	40,627	-
Total current liabilities	1,906,779	1,806,336

Cash Ratio(2)	1.0x	0.6x
Quick Ratio(3)	1.9x	1.5x
Current Ratio(4)	2.2x	1.9x

Note:

(1)	Other financial assets – current mainly contains financial products sold by bank and bank deposits over 3 months.
(2)	Cash and cash equivalent divided by total current liabilities.
(3)	Current assets excluding inventories divided by total current liabilities
(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	4Q17	3Q17
Cash and cash equivalent	1,838,300	1,119,149
Restricted cash - current	336,043	339,596
Restricted cash - non current	13,438	13,228
Other financial assets - current (1)	683,812	607,258

Short-term borrowings	440,608	437,375
Long-term borrowings	1,743,939	1,573,150
Medium-term notes	228,483	224,755
Convertible bonds	403,329	406,357
Corporate bonds	496,689	496,234
Total debt	3,313,048	3,137,871

Net debt(2)	790,936	1,411,464
Equity	6,721,335	5,996,429
Total debt to equity ratio(3)	49.3%	52.3%
Net debt to equity ratio(4)	11.8%	23.5%

Note:

(1)	Other financial assets – current mainly contains financial products sold by bank and bank deposits over 3 months.
(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.
(3)	Total debt divided by equity.
(4)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	4Q17	3Q17
Net cash from operating activities	323,698	419,540
Net cash used in investing activities	(467,541)	(399,015)
Net cash from financing activities	847,250	217,493
Effect of exchange rate changes	15,744	5,013
Net change in cash and cash equivalent	719,151	243,031

Capex Summary

∎	Capital expenditures were $498.7 million in 4Q17, compared to $451.1 million in 3Q17.
∎

The 2017 capital expenditures for foundry operations were $2,458.4 million, of which $948.0 million and $510.5 million were spent for the expansion of capacity in our majority-owned Beijing 300mm fab and in our new Shenzhen 300mm fab respectively. The 2017 capital expenditures for non-foundry operations were $29.5 million primarily for the construction of employees’ living quarters.

∎

The planned 2018 capital expenditures for foundry operations are approximately $1.9 billion, of which approximately $0.5 billion and $0.4 billion are expected to be spent for the expansion of capacity in our majority-owned Beijing 300mm fab and in our new project in Tianjin respectively. The planned 2018 capital expenditures for non-foundry operations are approximately $47.7 million, mainly for the construction of employees’ living quarters.

Recent Highlights and Announcements

●	Discloseable Transaction and Connected Transaction Proposed Capital Contribution and Deemed Disposal of Equity Interest in SMSC (2018-1-30)
●	Notification of Board Meeting (2018-1-18)
●	Notice of Extraordinary General Meeting (2018-1-17)
●	Closure of Register of Members (2018-1-17)
●	Circulars - Notification Letter for Registered Shareholders (2018-1-17)
●	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2018-1-17)
●	Form of Proxy for Use at the Extraordinary General Meeting to be Held on 8 February 2018 (2018-1-17)
●	Circulars – (1) Discloseable and Continuing Connected Transactions in Relation to Framework Agreement and (2) Notice of Extraordinary General Meeting (2018-1-17)
●	Connected Transaction Disposal of Assets (2018-1-2)
●	Non-exempt Connected Transactions - Exercise of Pre-emptive Rights and Additional Subscriptions by Datang and China IC Fund (2017-12-15)
●	Completion of the Issue of US$65 Million Perpetual Subordinated Convertible Securities (2017-12-15)
●	SMIC and Efinix™ Quickly Deliver the First Quantum™-Accelerated Silicon Product (2017-12-13)
●	Continuing Connected Transactions and Discloseable Transactions in Relation to Framework Agreement (2017-12-07)
●	Completion of Placing of New Shares under General Mandate (2017-12-06)
●

(1) Placing of New Shares under General Mandate (2) Proposed Issue of US$65 Million Perpetual Subordinated Convertible Securities (3) Pre-emptive Right of Datang (4) Pre-emptive Right of China IC Fund and (5) Pre-emptive Right of Country Hill (2017-11-29)

●	Potential Non-exempt Connected Transactions - Potential Exercise of Pre-emptive Rights by Datang and China IC Fund (2017-11-28)
●	SMIC Reports Unaudited Results for the Three Months Ended September 30, 2017 (2017-11-14)
●	Invensas DBI Technology Now Available at SMIC (2017-11-08)
●	Notification of Board Meeting (2017-10-24)
●	List of Directors and Their Roles and Functions (2017-10-16)
●	Appointment of Co-Chief Executive Officer and Executive Directors (2017-10-16)
●	ACTT's Complete IoT Solution Now Available on SMIC 55nm eFlash Platform (2017-10-10)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and http://www.smics.com/eng/investors/ir_filings.php for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	December 31, 2017	September 30, 2017
	(Unaudited)	(Unaudited)

Revenue	787,174	769,723
Cost of sales	(638,678)	(592,426)
Gross profit	148,496	177,297
Research and development expenses, net	(101,300)	(106,848)
General and administration expenses	(58,201)	(46,104)
Sales and marketing expenses	(6,393)	(9,587)
Other operating income (expense), net	20,571	7,947
Operating expenses	(145,323)	(154,592)
Profit from operations	3,173	22,705
Other income (expense), net	(6,086)	7,290
(Loss) profit before tax	(2,913)	29,995
Income tax benefit	1,217	595
(Loss) profit for the period	(1,696)	30,590
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	8,458	5,686
Change in value of available-for-sale financial assets	(67)	(455)
Cash flow hedges	(595)	5,620
Share of other comprehensive income of joint ventures accounted for using the equity method(3)	11,755	5,891
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	(556)	32
Total comprehensive income for the period	17,299	47,364
Profit (loss) for the period attributable to:
Owners of the Company	47,718	25,899
Non-controlling interests	(49,414)	4,691
	(1,696)	30,590
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	66,335	41,903
Non-controlling interests	(49,036)	5,461
	17,299	47,364

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	$0.01	$0.01
Diluted	$0.01	$0.01
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	$0.05	$0.03
Diluted	$0.05	$0.03

Shares used in calculating basic earnings per share	4,728,773,273	4,651,304,338
Shares used in calculating diluted earnings per share	5,159,200,254	4,690,039,191

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(200,561)	(189,097)
EBITDA(2)	258,248	260,285
EBITDA margin(2)	32.8%	33.8%

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

Note:

(1)

Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(145,323)	(154,592)	(196,994)
Employee bonus accrued	776	-	28,644
Government funding	(46,833)	(28,459)	(23,635)
(Gain) loss on the disposal of machinery and equipment	(5,913)	(4,972)	9,936
Gain from the disposal of living quarters	(3,268)	(1,074)	(1,246)
Non-GAAP operating expenses	(200,561)	(189,097)	(183,295)

(2)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
(Loss) profit for the period	(1,696)	30,590	58,038
Finance costs	9,420	(12,906)	9,253
Depreciation and amortization	251,741	243,196	215,586
Income tax benefit	(1,217)	(595)	(8,547)
EBITDA	258,248	260,285	274,330
Profit margin	-0.2%	4.0%	7.1%
EBITDA margin	32.8%	33.8%	33.7%

(3)	The comparative figure of 3Q17 has been revised to conform the current period’s presentation. For further details, please refer to Note (4) on Page 5 and the analysis on Page 6.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

	As of
	December 31, 2017	September 30, 2017
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,523,403	6,289,743
Land use right	97,477	98,040
Intangible assets	219,944	228,072
Investments in associates	758,241	740,931
Investments in joint ventures(2)	31,681	20,907
Deferred tax assets	44,875	42,027
Other financial assets	17,598	10,448
Restricted cash	13,438	13,228
Other assets	42,810	33,359
Total non-current assets	7,749,467	7,476,755
Current assets
Inventories	622,679	625,283
Prepayment and prepaid operating expenses	34,371	37,545
Trade and other receivables	616,308	609,849
Other financial assets	683,812	607,258
Restricted cash	336,043	339,596
Cash and cash equivalent	1,838,300	1,119,149
	4,131,513	3,338,680
Assets classified as held-for-sale	37,471	38,942
Total current assets	4,168,984	3,377,622
TOTAL ASSETS	11,918,451	10,854,377

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,916,106,889 and 4,651,624,748 shares issued and outstanding at December 31, 2017 and September 30, 2017, respectively(1)	19,664	18,606
Share premium(1)	4,827,619	4,475,807
Reserves(2)	134,669	119,791
Retained earnings	187,008	131,961
Equity attributable to owners of the Company	5,168,960	4,746,165
Perpetual subordinated convertible securities(3)	64,073	-
Non-controlling interests	1,488,302	1,250,264
Total equity	6,721,335	5,996,429
Non-current liabilities
Borrowings	1,743,939	1,573,150
Convertible bonds	403,329	406,357
Bonds payable	496,689	496,234
Medium-term notes	228,483	224,755
Deferred tax liabilities	16,412	13,280
Deferred government funding	299,749	291,894
Other financial liabilities	1,919	15,633
Other liabilities(4)	99,817	30,309
Total non-current liabilities	3,290,337	3,051,612
Current liabilities
Trade and other payables	1,050,460	1,019,153
Borrowings	440,608	437,375
Deferred government funding	193,158	178,293
Accrued liabilities	180,912	170,735
Other financial liabilities	744	-
Current tax liabilities	270	780
Other liabilities(4)	40,627	-
Total current liabilities	1,906,779	1,806,336
Total liabilities	5,197,116	4,857,948
TOTAL EQUITY AND LIABILITIES	11,918,451	10,854,377

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

Note:

(1)

On December 6, 2017, pursuant to the terms and conditions of the placing agreement entered by the Company and joint placing agents, the Company allotted and issued 241,418,625 placing shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the placing shares, to not less than six independent placees at the price of HK$10.65 per placing share. The gross proceeds of the placing are approximately HK$2.57 billion (approximately US$329.1 million) and the net proceeds of the placing (after deduction of fees, commissions and expenses) are approximately HK$2.55 billion (approximately US$326.4 million).

(2)

Both reserves and investments in joint ventures included an accumulated amount of $17.6 million in 4Q17 (3Q17: $5.9 million). The amount was recognized as the Group’s share of the change in value of available-for-sale financial assets of the joint ventures, which are all unlisted companies invested indirectly through China IC Capital Co., Ltd (a wholly-owned investment fund company of the Company).

(3)

On December 14, 2017, the Company fulfilled all conditions set out in the placed perpetual subordinated convertible securities (the “PSCS”) subscription agreement and completed the issue of the PSCS in the principal amount of US$65.0 million. The net proceeds (after deduction of fees, commissions and expenses) are approximately US$64.1 million. Assuming full conversion of the PSCS at the initial conversion price of HK$12.78, the PSCS will be convertible into 39,688,654 paced conversion shares.

(4)

Other liabilities including the non-current and current portion of long-term payables for the new purchased tangible and intangible assets were classified into the non-current and current liabilities respectively in 4Q17. Additionally, other liabilities included a potential cash compensation accrued in 4Q17 that may be incurred depending on the profit of Suzhou Changjiang Electric Xinke Investment Co., Ltd during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by SilTech Semiconductor (Shanghai) Corporation Limited (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd on December 9, 2016.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	December 31, 2017	September 30, 2017
	(Unaudited)	(Unaudited)
Cash flow from operating activities
(Loss) profit for the period	(1,696)	30,590
Depreciation and amortization	251,741	243,196
Share of loss (gain) of investment using equity method	3,023	(1,181)
Changes in working capital and others	70,630	146,935
Net cash from operating activities	323,698	419,540

Cash flow from investing activities:
Payments for property, plant and equipment	(410,945)	(691,170)
Payments for intangible assets	(7,410)	(7,217)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale(1)	10,182	418,956
Changes in restricted cash relating to investing activities	26,732	-
Payments to acquire financial assets	(86,233)	(99,668)
Proceeds on sale of financial assets	14,200	9,871
Payment to acquire long-term investment	(15,095)	(30,042)
Proceeds from disposal of equity investment	1,028	-
Distributions received from associates	-	255
Net cash used in investing activities	(467,541)	(399,015)

Cash flow from financing activities:
Proceeds from borrowings	389,547	275,554
Repayment of borrowings	(240,076)	(58,417)
Proceeds from exercise of employee stock options	13,078	356
Proceeds from issuance of perpetual subordinated convertible securities	64,350	-
Proceeds from non-controlling interest – capital contribution	294,000	-
Proceeds from issuance of shares	326,351	-
Net cash from financing activities	847,250	217,493

Effects of exchange rate changes on the balance of cash held in foreign currencies	15,744	5,013

Net increase in cash and cash equivalent	719,151	243,031
Cash and cash equivalent, beginning of period	1,119,149	876,118

Cash and cash equivalent, end of period	1,838,300	1,119,149

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

Note:

(1)

In 3Q17, there were seven financing arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing Co., Ltd., an associate of the Group) respectively, in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under these financing arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease.

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

William Tudor Brown

Lip-Bu Tan

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC

February 8, 2018

* For identification purposes only